UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_____________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________________________

Item 1    Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily REIT II, Inc. is a Maryland corporation formed on June 10, 2016, to acquire and own directly or indirectly multifamily apartments communities located throughout the United States, primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). We intend to elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the taxable year ending December 31, 2018.

In July 2017, we qualified with the SEC an offering of $50.0 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering (the “Offering”). As of June 30, 2018, we had raised approximately $44.8 million in the Offering.

In July 2018, we amended the Offering to continue offering approximately $2.3 million in shares of common stock, which represented the remaining value of shares available to be offered out of the rolling 12-month maximum offering amount of $50.0 million pursuant to Regulation A plus. As of August 14, 2018, we had raised the full $50.0 million in shares of common stock available for sale in the Offering and completed the Offering.

Our Investment

    On June 29, 2018, we acquired a 64.4% interest in Parc Westborough through a joint venture with CROP. Parc Westborough is a multifamily apartment community in Westborough, Massachusetts. Refer to our Form 1-U filed with the SEC on July 10, 2018 disclosing the purchase and financing arrangement for this investment and our Form 1-U filed with the SEC on April 30, 2018 disclosing information about the property.

Operating Results

As we acquired our first interest in real estate on June 29, 2018, our operating results for the six months ended June 30, 2018 were not significant.

Distributions

Our Board of Directors has authorized cash distributions equivalent to 5.25% on an annualized basis through June 30, 2018. Accordingly, the following distributions were declared and paid (amounts in thousands):

Period	Amount
Total distributions as of December 31, 2017	$133
January 2018	81
February 2018	89
March 2018	113
April 2018	131
May 2018	158
June 2018	179
Total distributions as of June 30, 2018	$884

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Distributions through June 30, 2018 were made solely from offering proceeds as our acquisition of an interest in Parc Westborough did not occur until June 29, 2018.

Liquidity and Capital Resources

Our primary sources of liquidity are cash from the Offering, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from CROP. CROP may, but is not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

Our principal demand for funds during the short and long-term is and will be for the acquisition of interests in real estate, payment of operating expenses, capital expenditures and general and administrative expenses; payments under debt obligations; redemptions of common stock; and payments of distributions to stockholders.

We intend to strengthen our capital and liquidity positions by acquiring additional real estate and continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of our properties, volatility in interest rates, and the satisfaction of REIT dividend requirements.

We intend to make an election to be taxed as a REIT under the Code. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and make distributions on a monthly basis. We have not established a minimum distribution level.

Market Outlook and Recent Trends

Overview

We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities.

Parc Westborough is located in a suburb of Boston, MA, approximately 30 miles east of the city center. This area is home to some of the world's leading universities and research institutions, supporting large payrolls of high paying positions and attracting global businesses towards the resources and labor pool provided by these educational institutions. Major industries in the area include education, health services, professional & business services, and transportation and utilities. The area also boasts a growing biotechnology sector attracting companies such as Biogen, Genzyme, Novartis, Vertex Pharmaceuticals and Millennium Pharmaceuticals. The area's total nonfarm payroll is projected to grow 1.6 percent through the close of 2017 and is expected to continue to expand at the average annual rate of 0.8 percent through 2021.

Over the next five years, significant payroll growth is forecast across a diverse industry mix and will be supported by the high-tech and biotechnology construction boom as larger office footprints come online. The rise in luxury apartments near the City of Boston’s central business district has resulted in increased foreign investments but the region will require more middle-income housing to sustain the rapid growth of its talented labor pool. As expensive high-rises dominate the apartment market, high living costs will inhibit population growth but should be offset by the

2

attractiveness of ample employment opportunities and the desire of young professionals to remain in Boston. The general housing recovery has been vital to the area's construction industry, which will continue to thrive with major developments by hospitals, educational institutions and public transportation. Overall, the area will benefit from its concentration of a highly skilled workforce, educational institutions and young professionals. The area's greatest obstacle through the near term will be its capacity constraints as new construction and housing inventories struggle to match the high demand and influx of tenants. Population numbers, income levels and household formation will continue to rise in support of Boston’s economic expansion.

Item 2    Other Information

None.

3

Item 3.    Consolidated Financial Statements

Cottonwood Multifamily REIT II, Inc.

Consolidated Balance Sheets
(Amounts in Thousands)

	June 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
Assets
Investments in unconsolidated real estate ventures	$18,606	$—
Cash	43,536	15,896
Other assets	572	270
Total assets	62,714	16,166
Liabilities and equity
Liabilities
Related party payable	18,685	—
Accounts payable and accrued liabilities	271	73
Total liabilities	18,956	73
Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,478,310 shares issued and outstanding at June 30, 2018; 1,623,701 shares issued and outstanding at December 31, 2017	45	16
Additional paid in capital	44,738	16,221
Accumulated distributions	(884)	(133)
Accumulated deficit	(141)	(11)
Total stockholders' equity	43,758	16,093
Total liabilities and stockholders' equity	$62,714	$16,166

See accompanying notes

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Operations
(Amounts in Thousands)

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
Equity in losses of unconsolidated joint ventures	$(9)	$—
Asset management fee	(81)	—
Other expenses	(40)	—
Net loss	$(130)	$—

See accompanying notes

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Stockholders' Equity
(Amounts in Thousands, Except Share Data)

	Common Stock
			Additional	Accumulated	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2017 (Audited)	1,623,701	$16	$16,221	$(133)	$(11)	$16,093
Issuance of Common Stock	2,854,609	29	28,517	—	—	28,546
Distributions to investors	—	—	—	(751)	—	(751)
Net loss	—	—	—	—	(130)	(130)
Balance at June 30, 2018 (Unaudited)	4,478,310	$45	$44,738	$(884)	$(141)	$43,758

See accompanying notes

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Cash Flows
(Amounts in Thousands)

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(130)	$—
Changes in operating assets and liabilities:
Equity in losses of unconsolidated real estate properties	9	—
Accounts payable and accrued expenses	20	—
Net cash used by operating activities	(101)	—
Investing activities
Investment in unconsolidated real estate ventures	(18,615)	—
Net cash used by investing activities	(18,615)	—
Financing activities
Related party payable	18,685	—
Issuance of common stock	28,243	10
Dividends paid	(572)	—
Net cash provided by financing activities	46,356	10

Net increase in cash	27,640	10
Cash at beginning of period	15,896	—
Cash at end of period	$43,536	$10

See accompanying notes

Cottonwood Multifamily REIT II, Inc.
Notes to Consolidated Financial Statements
(Amounts in Thousands, Except Share and Per Share Data)

June 30, 2018

Note 1 - Organization and Business

Cottonwood Multifamily REIT II, Inc. (the “Company”) is a Maryland corporation formed on June 10, 2016 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT II O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. The Company intends to elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the taxable year ending December 31, 2018. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“our sponsor”), sponsored the formation of the Company and the offering $50.0 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (the “Offering”). The SEC qualified the offering in July 2017. As of June 30, 2018, we had raised approximately $44.8 million in the Offering.

In July 2018, we amended the Offering to continue offering approximately $2.3 million in shares of common stock, which represented the remaining value of shares available to be offered out of the rolling 12-month maximum offering amount of $50.0 million pursuant to Regulation A plus.

Our sponsor pays all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to the Offering. We have an asset management agreement whereby we pay our sponsor an asset management fee in exchange for managing our assets. Our sponsor is also the sole property manager for the properties acquired by our joint ventures.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements and related notes are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Where applicable, the presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X for interim financial reporting. Accordingly, certain information and note disclosures normally included in the financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not indicative of operating results for any other interim period or for the entire year as we acquired our first interest in real estate on June 29, 2018. The December 31, 2017 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2017 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company and its subsidiaries are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

Control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our sponsor, who is a subsidiary of CROP, is most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with this offering were approximately $6,176,000. Organizational costs incurred by our sponsor were not significant.

Investments in Unconsolidated Joint Ventures

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceed FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

The Company intends to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2018.  To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to stockholders. As a REIT, we will generally not be subject to federal corporate income tax on the portion of our taxable income that is currently distributed to stockholders.

Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers
The ASU establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services as outlined in a five-step model whereby revenue is recognized as performance obligations within a contract are satisfied. Income from lease contracts is specifically excluded from this ASU.
January 1, 2019
The ASU may be applied using the full retrospective transition method or by using the modified retrospective transition method with a cumulative effect recognized as of the date of initial application. The majority of our revenue is derived from real estate lease contracts, which falls outside the scope of the ASU. We are currently evaluating the impact of adopting the new standard on non-lease related activity, including other separate resident charges. The guidance does require additional disclosures regarding the nature and timing of revenue transactions upon adoption.

ASU 2016-02, Leases
The ASU amends existing accounting standards for lease accounting and establishes the principles for lease accounting for both the lessee and lessor. The amendment requires an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendment also requires certain quantitative and qualitative disclosures about leasing arrangements.
January 1, 2020
The standard must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the impact of adopting the new standard and do not expect adoption to have a significant impact on the consolidated financial statements, as leases are generally 12 months or less with the exception of certain retail leases.

ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force)
The ASU clarifies how several specific cash receipts and cash payments are to be presented and classified on the statement of cash flows, which, among other things, include debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, insurance settlement proceeds, contingent consideration made after a business combination, distributions received from equity method investees, and separately identifiable cash flows and application of predominance principle.
January 1, 2020
Each amendment in this standard must be applied prospectively, retrospectively, or as of the beginning of the earliest comparative period presented in the year of adoption, depending on the type of amendment. We do not expect adoption to have a significant impact on the consolidated financial statements.

Note 3 - Investments in Unconsolidated Joint Ventures

On June 29, 2018, we acquired a 99% interest in a joint venture with CROP that owns a 65% tenant in common interest in Parc Westborough. A wholly owned subsidiary of CROP owns the remaining 35% tenant in common interest.

Our investment activity is as follows:

Six Months Ended June 30, 2018
Beginning balance	$—
Investment in Parc Westborough	18,615
Equity in losses	(9)
June 30, 2018 carrying value	$18,606

As we acquired our first interest in real estate on June 29, 2018, our operating results for the six months ended June 30, 2018 were not significant.

Summarized balance sheet information for Parc Westborough at June 30, 2018 are as follows:

Amounts in Thousands	Total
Real estate assets, net	$65,157
Other assets	1,465
Fannie Mae facility	38,010
Other liabilities	358
Equity	28,254

Note 4 - Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. We have issued 4,478,310 shares. Our sponsor owns 1,000 of the outstanding shares.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions, we may utilize offering proceeds or look to third party borrowings to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the six months ended June 30, 2018 were $751.

Note 5 - Joint Venture Distributions

Cash from operations of the individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CROP until CROP has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CROP.

Note 6 - Related-Party Transactions

Related Party Payable

CROP originally acquired Parc Westborough from a third party in May 2018. We acquired a 64.4% interest in the property on June 29, 2018 through a joint venture with CROP. CROP provided a related party payable of $18,685 for our interest in the joint venture until the funds were transferred on July 5, 2018. No interest was charged by CROP for the payable.

Promotional Interest

Our directors and officers hold key positions at both CROP and our sponsor. They are not directly compensated by us but are responsible for the management and affairs of the Company. As outlined above, CROP will receive a 20% promotional interest after an 8% preferred return on invested capital.

Asset Management Fee

Our sponsor provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, our sponsor receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. We incurred asset management fees of $81 for the six months ended June 30, 2018.

Property Management Fee

Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. Property management fees charged to Parc Westborough for the six months ended June 30, 2018 were not significant.

Construction Management Fee

Our sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. No construction fees were charged for the six months ended June 30, 2018.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.  Property management corporate service fees were not significant for the six months ended June 30, 2018.

Note 7 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2024, which may be extended for two one-year periods in the sole discretion our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2028. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third party.

Share Repurchase Program

We have adopted a share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders.

The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:

Share Purchase Anniversary	Repurchase Price As a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%

(1)	Estimated value will equal the purchase price until a new Net Asset Value (“NAV”) is determined and disclosed by the board of directors.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more of assets constituting a return of capital. The purchase price prior to determining the NAV will take into consideration any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock.

Note 8 - Subsequent events

 As of August 14, 2018, we had raised $50.0 million in proceeds from the sale of shares of our common stock in the Offering and completed the Offering.

The Company has evaluated subsequent events up until the date the consolidated financial statements are issued for recognition or disclosure and has determined there are none other to be reported or disclosed in the consolidated financial statements.

Item 4. Exhibits
INDEX OF EXHIBITS

Exhibit Number	Description
2.1*	CHARTER. INCORPORATED BY REFERENCE TO EXHIBIT 2.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
2.2*	BYLAWS. INCORPORATED BY REFERENCE TO EXHIBIT 2.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
4.1*	FORM OF SUBSCRIPTION AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 4.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
4.2*	ISRAELI INVESTOR QUESTIONNAIRE. INCORPORATED BY REFERENCE TO EXHIBIT 4.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED APRIL 3, 2017.
6.1*	SHARE REPURCHASE PROGRAM. INCORPORATED BY REFERENCE TO EXHIBIT 6.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.2*	LIMITED PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP. INCORPORATED BY REFERENCE TO EXHIBIT 6.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.3*
LIMITED LIABILITY COMPANY AGREEMENT OF GENERAL PARTNER OF OPERATING PARTNERSHIP. INCORPORATED BY REFERENCE TO EXHIBIT 6.3 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.

6.4*	FORM OF JOINT VENTURE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.4 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.5*	ASSET MANAGEMENT AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.5 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.6*	FORM OF PROPERTY MANAGEMENT AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.6 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.8*	INVESTMENT POLICY AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.8 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.9*	THREE-PARTY AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.9 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.10*	PURCHASE AND SALE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.10 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.11*	ASSIGNMENT OF PURCHASE AND SALE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.11 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.12*	FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.12 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.13*	MASTER CREDIT FACILITY AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.13 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.14*	MULTIFAMILY NOTE (VARIABLE RATE). INCORPORATED BY REFERENCE TO EXHIBIT 6.14 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.15*	CONTRIBUTION AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.15 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
8*	ESCROW AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 8 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JULY 11, 2017.
10.1*
POWER OF ATTORNEY OF CHAD CHRISTENSEN, GREGG CHRISTENSEN, AND SUSAN HALLENBERG. INCORPORATED BY REFERENCE TO THE SIGNATURE PAGE OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.

11.1*	CONSENT OF ERNST & YOUNG LLP. INCORPORATED BY REFERENCE TO EXHIBIT 11 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
11.2*	CONSENT OF WSRP, LLC.
15.1*	PRIOR PERFORMANCE TABLES. INCORPORATED BY REFERENCE TO EXHIBIT 15.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
15.2*
UNAUDITED BALANCE SHEETS AND INCOME STATEMENTS OF COTTONWOOD RESIDENTIAL, INC. INCORPORATED BY REFERENCE TO EXHIBIT 15.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.

15.3*	DLA RESPONSE LETTER TO SEC DATED SEPTEMBER 28, 2016. INCORPORATED BY REFERENCE TO EXHIBIT 15.3 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.4*	DLA RESPONSE LETTER TO SEC DATED APRIL 3, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.4 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.5*	DLA RESPONSE LETTER TO SEC DATED MAY 11, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.5 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.6*	ACCELERATION REQUEST DATED MAY 11, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.6 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.7*	DLA RESPONSE LETTER TO SEC DATED JUNE 8, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.7 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.

* Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT II, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer

Dated: September 28, 2018